Filed pursuant to Rule 253(g)(2)

File No. 024-11085

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED JANUARY 29, 2020

(TO THE OFFERING CIRCULAR DATED January 9, 2019 AND QUALIFIED ON JANUARY 21, 2020)

CLEAN ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Date: January 29, 2020

Nevada	3990	20-2675800
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

2990 Redhill Ave,

Costa Mesa, California 92626

Telephone: (949) 273-4990

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.cetyinc.com/

www.heatrecoverysolutions.com

EXPLANATORY NOTE

This document (the “Supplement”) supplements and should be read in conjunction with the offering circular of Clean Energy Technologies Solutions, Inc. (the “Company,” “we,” “us,” or “our”) dated January 9, 2020 and qualified by the Commission on January 21, 2020 (“Offering Circular”).

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.03 per share. We will have approximately 1,053,907,656 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED JANUARY 29, 2020

UP TO A MAXIMUM OF 300,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Per Share	Total Maximum
Public Offering Price (1)(2)(3)	$.03	$9,000,0000
Underwriting Discounts and Commissions (4)	$-	-
Proceeds to Company (5)	$9,000,000	$9,000,000

(1) We are offering shares on a continuous basis. See “Plan of Distribution.”

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See: “Plan of Distribution - Procedures for Subscribing.”

(3) The Company reserves the right to change the fixed price per share to the public and file a post-qualification amendment to the Offering Circular.

(4) We are offering these securities without an underwriter; however, we may retain crowdfunding sites, brokers, dealers, or underwriters upon filing a post-qualifying amendment to the Offering Circular.

(5) Excludes estimated total offering expenses, including underwriting discount and commissions. Such expenses are estimated to be between $50,000 and $100,000 assuming the maximum offering amount is sold, and we do not use an underwriter or placement agent

Our Board of Directors used its business judgment in setting a value of between $0.025 and $0.10 per share to the Company as consideration for the stock to be issued under the Offering.